UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   THORINGTON, STEPHEN A
   6623 WESTCHESTER


   HOUSTON, TX  77005
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 464-6-4880
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Finance
   & Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     500            I  by Spouse
Common Stock                                                                                     1,094          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $23.5000                                                                                07/16/06
to buy)
Incentive Stock Option (right  $23.7500                                                                                05/14/06
to buy)
Non-Qualified Stock Option     $11.6875        09/16/98       A         11,000                            (1)          09/16/08
(right to buy)
Non-Qualified Stock Option     $16.5000        07/15/98       A         11,000                            (2)          07/15/08
(right to buy)
Non-Qualified Stock Option     $16.5000        09/16/98       D (3)                      11,000                        07/15/08
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Phantom Stock Units (4)                        01/01/98       A         25
Phantom Stock Units (4)                        01/15/98       A         37
Phantom Stock Units (4)                        01/31/98       A         40
Phantom Stock Units (4)                        02/15/98       A         41
Phantom Stock Units (4)                        02/28/98       A         43
Phantom Stock Units (4)                        03/15/98       A         44
Phantom Stock Units (4)                        03/31/98       A         42
Phantom Stock Units (4)                        04/15/98       A         40
Phantom Stock Units (4)                        04/30/98       A         40
Phantom Stock Units (4)                        05/15/98       A         41
Phantom Stock Units (4)                        05/31/98       A         43
Phantom Stock Units (4)                        06/15/98       A         45
Phantom Stock Units (4)                        06/30/98       A         46
Phantom Stock Units (4)                        07/15/98       A         45
Phantom Stock Units (4)                        07/31/98       A         47
Phantom Stock Units (4)                        08/15/98       A         55
Phantom Stock Units (4)                        08/31/98       A         60
Phantom Stock Units (4)                        09/15/98       A         67
Phantom Stock Units (4)                        09/30/98       A         66
Phantom Stock Units (4)                        10/15/98       A         64
Phantom Stock Units (4)                        10/31/98       A         65
Phantom Stock Units (4)                        11/15/98       A         62
Phantom Stock Units (4)                        11/30/98       A         66
Phantom Stock Units (4)                        12/15/98       A         130
Phantom Stock Units (4)                        12/31/98       A         175

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   6,000                     6,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   10,000                    10,000        D   Direct
to buy)
Non-Qualified Stock Option     09/16/98  Common Stock                   11,000                    11,000        D   Direct
(right to buy)
Non-Qualified Stock Option     07/15/98  Common Stock                   11,000                                  D   Direct
(right to buy)
Non-Qualified Stock Option     09/16/98  Common Stock                   11,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,000                     9,000         D   Direct
(right to buy)
Phantom Stock Units (4)        01/01/98  Common Stock                   25            $20.6250                  D   Direct
Phantom Stock Units (4)        01/15/98  Common Stock                   37            $19.5625                  D   Direct
Phantom Stock Units (4)        01/31/98  Common Stock                   40            $18.3250                  D   Direct
Phantom Stock Units (4)        02/15/98  Common Stock                   41            $17.7031                  D   Direct
Phantom Stock Units (4)        02/28/98  Common Stock                   43            $16.9813                  D   Direct
Phantom Stock Units (4)        03/15/98  Common Stock                   44            $16.7000                  D   Direct
Phantom Stock Units (4)        03/31/98  Common Stock                   42            $17.3219                  D   Direct
Phantom Stock Units (4)        04/15/98  Common Stock                   40            $18.4594                  D   Direct
Phantom Stock Units (4)        04/30/98  Common Stock                   40            $18.2563                  D   Direct
Phantom Stock Units (4)        05/15/98  Common Stock                   41            $17.6594                  D   Direct
Phantom Stock Units (4)        05/31/98  Common Stock                   43            $17.0813                  D   Direct
Phantom Stock Units (4)        06/15/98  Common Stock                   45            $16.2625                  D   Direct
Phantom Stock Units (4)        06/30/98  Common Stock                   46            $15.7969                  D   Direct
Phantom Stock Units (4)        07/15/98  Common Stock                   45            $16.3750                  D   Direct
Phantom Stock Units (4)        07/31/98  Common Stock                   47            $15.6438                  D   Direct
Phantom Stock Units (4)        08/15/98  Common Stock                   55            $1320.0000                D   Direct
Phantom Stock Units (4)        08/31/98  Common Stock                   60            $12.2250                  D   Direct
Phantom Stock Units (4)        09/15/98  Common Stock                   67            $10.9281                  D   Direct
Phantom Stock Units (4)        09/30/98  Common Stock                   66            $11.0156                  D   Direct
Phantom Stock Units (4)        10/15/98  Common Stock                   64            $11.3781                  D   Direct
Phantom Stock Units (4)        10/31/98  Common Stock                   65            $11.1375                  D   Direct
Phantom Stock Units (4)        11/15/98  Common Stock                   62            $11.7688                  D   Direct
Phantom Stock Units (4)        11/30/98  Common Stock                   66            $11.4844                  D   Direct
Phantom Stock Units (4)        12/15/98  Common Stock                   130           $8.9781                   D   Direct
Phantom Stock Units (4)        12/31/98  Common Stock                   175           $6.6531     3,642         D   Direct

Explanation of Responses:

(1)
The reported transaction involved the repricing of an existing option which was originally granted on July 15, 1998 and which provided for vesting in four equal annual installments commencing one year from date of grant.  The vesting terms were not amended at the time of repricing.
(2)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(3)
Cancellation of option in connection with grant of replacement option.
(4)
1-for-1
-
The ESOP security holdings reflected in Table I are as of December 31, 1997 as the allocation of these securities for the year ended
 December 31, 1998 has not been completed as of the date of this filing but will be provided on an Amended Form 5 as soon as the information becomes available.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Stephen A. Thorington
DATE 02/15/99